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VanEck Merk Gold ETF

2026-07-22 Gold - Quarterly Webinar - July 2026 - transcript

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Gold's Pullback and the Opportunities Ahead Kendall (00:02.614) Morning. Thanks for joining us this morning. I'm Andrew Musgraze, product manager for Van X Gold and Resource Equity Strategies. Excited to be on and joined again by a panel of our experts here as we dive into the gold markets, attempt to kind of pick apart some of the things that have been happening in the space over the last several months. Perhaps a little bit diSerent tone kind this quarter, just considering some of the sharp reversal we've seen in gold prices. But we're gonna dig into all of that, try and understand what the rationale is behind those moves as we kind of attempt to walk through this with our panelists. So as always, we like to have on our strongest, most insightful experts here today to give you the full scope of what's going on, which is why back with us today is president and CIO of Merck Investments, Axel Merck, seasoned manager with decades of macro experience in gold markets, Merck. We'd note as is also the sponsor of Van Eck Merck Gold ETF Ticker OUNZ, O-U-N-Z, which is a gold bullion ETF that allows for deliverability. VANEC Gold Portfolio Manager Ima Casanova, portfolio manager for Van X actively managed gold mining equity strategies, including Van X flagship mutual fund, the International Investors Gold Fund Ticker INIEX, as well as Van Eck's head of multi-asset solutions, David Chasler. He leads the team of individuals managing the firm's model portfolios and as well as a portfolio manager for Van Eck's real asset fund, Ticker RAAX. So without going on too long, it's it's fair to say that Van Eck has one of the longest track records in the gold market, over a 50-year history in the space, and one of the most seasoned dedicated teams focused on gold equities. the firm currently manages around 40 billion in AUM tied to gold and gold equities. also currently manages two of the largest gold mining ETFs in the world, VanEck Gold Miners ETF and Junior Gold Miners ETF, GDX, and GDXJ. Lots of history, lots of experience. So, what we want to do here is just take a quick step back. The last time we were on, we discussed gold's correction from its January highs due to the Iran war shock and Kendall (02:24.334)

Gold's Pullback and the Opportunities Ahead some higher real yields, but sort of the lasting and long-term tailwinds that we believe are still in place for gold and and subsequently for the miners as well by way of record margins. I'm gonna go out on a limb and assume that our views have not changed substantively in terms of their, you know, our outlook, but I do think it's probably worth going back in detail how we got here today. gold is trading 25% oS its January highs. Tensions around Iran seem to be changing day to day and real yields have kind of held up, if not edge, somewhat higher. So some continued pressure on gold, but despite that, gold miners are still guiding for you know record margins and earnings. our multi-asset solutions teams seems still be holding on to their physical gold, waiting in its real assets portfolio. So what can we expect from here? What should investors be thinking about heading into the second half of the year for gold? For gold equities, and that's how we've laid it out here for you guys today, and how we'll approach it on the webinar. The why, the how, how we got here, and what's next. So, to kick things oS, I think it would be most helpful to hear from our experts, perhaps starting with Axel and then Ema and how they're thinking about this gold correction and the signpost that they're keeping an eye on. It seems we had a pretty strong correction here, but that may not be terribly unexpected just given strong, you know, the strong rally that gold's had. So Axel. Wanna turn it to you? How are you interpreting, you know, a lot of this price action that's going on in gold over the last several months and and anything in particular that you kind of think markets might be overlooking or misinterpreting somehow? Yeah. Thanks, Andrew, and great to join you guys again. I look at gold just in the long run, as I previously mentioned on other calls, as competing with cash in the long run, long real term yields. And the war in Iran was a shock rather than a structural change. Bond yields went up, but in long-term inflation expectations did not, which means real interest rates went higher. That's a headwind to the price of gold. Obviously there was also some speculators were in there that had pushed it a h the price higher and with volatility rising those have pared down. those sort of correlations like anything correlation with regard to the price of gold are not stable.

Gold's Pullback and the Opportunities Ahead Kendall (04:51.938) And the key thing I've been looking for is whether those correlations are breaking down. the biggest criticism, by the way, of the theory that gold is related to real interest rates is that last year that correlation was not there, but the Iran shock brought it in. And in recent weeks the Iran will almost seemed like it would be in the rear view mirror again and then obviously in recent days it's flared up again. But I think what's very noteworthy as part of this flayup we've seen the reaction in the price of gold is less so than it had been a few weeks ago. And that is in part because markets get used to crises, but it could also be that the price of gold is moving to a new phase. And so I'm going to continue to look for a breakdown of this correlation. And then just to comment on this chart, the the right-hand chart is is since June two thousand six. Keep in mind that the scale there is a nominal scale. And I don't want to get too technical, but if we had a log scale, we would see more percentage changes. And while we the downdraft we've had of late is still significant, it it puts that more into perspective. What people forget when the price of gold is moving in a range or moving in orderly fashion is that the spikes in volatility certainly do occur. just when everybody thinks that everything is running smoothly, the volatility spikes up. it shakes out the weaker players. And I can talk a little bit more about what type of buyers and sellers we see in the market, but I'll pause here. No, I think that's probably a good a good place to to pause and turn it to to ETF gold holdings because I know when you're talking about speculative buyers, maybe you're talking about some of those that are engaged in the ETF markets. Maybe Ema, just quickly you could comment. on what you're seeing in terms of of gold holdings and flows. We saw a little rebound there, kind of a convergence of the the flows and price action again, but it's still way below where it was back in 2020, 2021. w what are you keeping your eye on in terms of of gold price action? Yeah, and I agree with Axel that, you know, what makes gold so tricky is that the drivers and the correlations are ever changing. So Kendall (07:13.196)

Gold's Pullback and the Opportunities Ahead what you look at and might be helpful in one cycle or in six months changes in the next few months. And so longer term, I think all the fundamentals are are still there to support gold. Yes. This shock, this the beginning of the war with Iran certainly was a shock. And we have seen this in the past when there when there is such a shock. gold sort of sells oS with everything else. I am surprised, and Axel made reference to things looking a little diSerent in this last couple of days, but I am surprised that it's taken this long to sort of normalize with gold responding as it should during times of shocks and crisis. But perhaps we're seeing the beginning of that. The the reemergence of ETF demand certainly would be an indication that markets are starting to s go back to gold as we think they should, or at least I think they should, in times that are as uncertain and volatile and with so much inflation risk. And so, you know, year to date w the the flows are you know, ETFs are down, yet gold has shown s resilience here around this four thousand level or so. And that's, you know, like we've been saying, the the The support has become information demand and central bank demand, but the the this the investors have have been exiting. And so it is a return again, that something you've heard me said repeatedly, kind of like it happened in 2025, if we get the double eSect of central bank strong demand, like this chart shows, maybe not quite, you know, at the record levels of this past few years, but still very strong demand, especially in the last couple of months, with China continuing to buy and actually I think reported the highest monthly purchase for the central bank in this past month that was reported. So with that support in place, should the Western demand return? Kendall (09:33.36) we could see something similar to what we saw in twenty five when when that happened. What are you, Axel, thinking about in terms of central bank demand, if anything, it's yeah, let me comment on two things that that Ema said. one is on the on the ETF flows. The one thing that I thought is of what I see is super interesting is that the Van Eckmer Gold ETF

Gold's Pullback and the Opportunities Ahead Has had net inflows when the competition has had net outflows. And the key diSerentiation between the two products is, or the product world is that ounce, as we call it, O UN Z has this deliverability feature where investors can take delivery of the gold. And what that does in practice is it tends to attract the more long-term investor. And so my interpretation of of the flows has been is that the speculator and the shorter term investor has pulled back, whereas the long-term investor has been steady. Now that's anecdotal, that's not a proof, but that's how I look at it. The other thing, of course, that this chart shows that in terms of ounces, we're far from the peak. The other point I just want to briefly comment on that that Ima made is as in a in a crisis gold should go up. And the what's particular about the Iran war is it's a supply shock. Usually the price of gold in the crisis goes up because there's a major crisis and then my God the central bank has to cut rates in order to deal with the crisis. I actually don't like it usually when the price of gold goes up and when a bomb goes oS somewhere because markets get used to it as as threatful it may be and and people move on. And so of course on on the reverse side there's the same thing can happen with the supply shock that we get used to it and move on. in a supply shock environment, the price of gold benefits from the reaction of policymakers. I like to remind people of the price controls we had in the nineteen seventies, or the checks that were written in the pandemic. And so we've had some because the politically attractive thing to do to a reaction to a supply shock is economically usually very counterproductive. you can't tell people, you've got to consume less, you gotta do less. So instead we're gonna help people. Kendall (11:55.298) Central banks have been very disciplined this time around. governments have gone s given some subsidies and the like, but overall it's been somewhat muted. And so in a scenario where the war in Iran would escalate further, I would think government intervention is gonna get stronger and that in itself might also break down the correlation. So I didn't answer a question about central bank spying, but I wanted to get that point in.

Gold's Pullback and the Opportunities Ahead No, that's fine. And we we did get some comments in on on central bank action. So may maybe we can pivot a little bit. we do have a question from someone asking about technicals. I know we don't tend to to dig into the technicals too much here, but just in terms of price action, people are kind of curious how much this four thousand dollar an ounce level is sort of vital for the near near-term support for gold prices. By the new access Yeah. For me, well, I'm I'm not at heart a technical investor. We actually do technical analysis at at Merck, but we don't talk about it too much publicly. The the reason why technical analysis in gold works better in other places is because the fundamentals are so simple. And that tends to attract technical investors and becomes a a self fulfilling prophecy. I think it is very noteworthy that around four thousand buyers have stepped back in, seeming to form a bottom, but I'm not giving any any price prediction here on on on that front. the I I am a long term investor in the price of gold. I take the technical signal as as kind of as as the background to to look at. but ultimately I'll leave it up to the Venek view to to give a deep insight into the technicals to the extent that Vanek might have that. Andrew, want me to take shot? Sure. All right. So so we I ha I have to answer this question two ways. When we think about our gold allocation, and I'll get to what that is in a bit. So when when we talk about our gold allocation and and what what I'm gonna talk about when I get to slides later is how do investors allocate to gold. So we have a core allocation of gold. I'm gonna get to that. And then we have we use technicals to help us determine is now it is it overbought, is it oversold? Kendall (14:15.222) So it is not over oversold in the sense of short term oversold, it's a broken trend. So when something is really, really high and corrects really, really fast, that historically creates an over oversold or on the other way, overbought condition. But because the prices have been trending downward in a in a pretty consistent way, it's not technically oversold. The way that we look at it vis a vis standard deviation breakdowns, what it does is telling us that

Gold's Pullback and the Opportunities Ahead we're in a period of structural weakness. So we're not going to add two positions here simply because we own so much of it already. So for us, real what we're doing is we're holding our position. So we're holding it for diversification and for all the reasons that Axelema were talking about, but we're not tactically add adding to it at this point. We also don't believe within our group, we don't use price floors and ceilings to say this is where the price is going to move oS here or there. Not that because we don't believe in it, simply because that's not part of our process. So I hope that that answers the question as best I possibly can. I think it does. I I I wanted to talk a little bit about something that you mentioned the last time that we were on, David, which is just that these types of corrections. Now this isn't the chart that we we referenced in yours, but it's it's similar. I think it it resonates, it's got the same tone, which is that there are drawdowns in gold price and that it's not entirely uncommon. So when you see these types of corrections, maybe you're you're thinking, you know, this isn't abnormal at all for for such a volatile asset class. Maybe can you just speak a little bit about your views on the volatility of gold and how you've seen these types of drawdowns in the past, how you're thinking about that? Yeah, so I'll I'll say a few diSerent things. the first thing I'll say is just a a very casual observation, which is that investors tend to hold gold to a diSerent standard that they do to have diSerent asset classes. with the idea simply being that maybe this should be the first asset class that goes up uniformly in a straight line and never corrects. Gold made a lot of money really, really fast. And it is correcting based oS of that, right? So so when it goes up when an asset class shoots up and goes up really, really high, really, really fast, to often oftentimes you get a period of consolidation before it regrounds and then heads back up. When we look at historical bull markets and gold, what you see is lots of corrections. So you see many, many corrections over and over and over again because it's a volatile asset. And as the more of gold goes up, the more volatile it gets.

Gold's Pullback and the Opportunities Ahead Kendall (16:36.034) And these are the same characteristics that we see in other c asset classes as well. So if you look at equities as well, you'll see the same mechanism over and over and over again. So what I would say to people is to think about gold a little bit diSerently. And I think the reason why people think about gold a bit diSerently is they think about it as a hedge. And it's not a hedge in the classic sense of let's say a put option where if I buy this, it's going to protect me here simply because and and Axel was hitting on this before as well as Ema. This is a zebra always changing its stripes in reg in regards to the correlation setup. So sometimes it looks like this and sometimes it's driven from that. But at the end of the day, you have to really simplify the problem down. You have to think about it as this is a diSerentiated asset with diSerentiated economic return drivers. That's why it fits into a portfolio. And sometimes it's gonna do this and sometimes it's gonna do that because it but because it's it's embedded scarcity, because it's a unique store value asset, over time that value has returned. A very, very attractive long-term return. In addition to it's also been its top it's delivered its top performance historically relative to other other asset classes when they're under the most pressure. So it's a great diversify and great long-term performer. If I if I can just jump in on that and add something, David mentioned that gold is a hedge, and that's correct. The one thing I'd like to add is that just like any other asset, investors buy. an asset for all kinds of diSerent reasons and motivations. Some buy gold for its diversification potential, some buy buy it because they're worried about the purchasing power power of the dollar. Central banks buy it because they might want to diversify out of treasuries. And and so when when when we look at when we look at the kind of the dynamics in the price of gold, it's it it keeps that's keep in mind that not everybody is is in it for the same thing. And then the the speculator was was in gold many years ago and then was drawn to meme stocks to bitcoin to this and that and we saw that in the miners as well that miners are way too boring when you can get your triple leverage ETF and something else and then about a year and a half ago might have the timing oS the speculators came back to the price of gold and and were investing in gold and then

Gold's Pullback and the Opportunities Ahead Kendall (18:53.876) Obviously the shock happened earlier this year with the war in Iran and so we've kind of pushed the speculators a little bit aside again and that can impact the volatility of price of gold in in the short term. in the long run, the price of gold, if I'm not mistaken, has a volatility similar to that of of the S P five hundred, but it tends to spike and obviously we are in one of those periods when when the the volatility is elevated. Yeah, I think what I I I tried to look at when I just ran this separately was You know, how had it done following some of these major sell-oSs because it is such a volatile asset class. I I sort of optimistically it looks like from the trough, you know, you get a pretty decent return over the next one year period. Not saying that's gonna happen here, but it encouraging to note that in at least eight out of the eight times that we've seen in these major corrections of more than twenty percent, you you've seen, you know, positive returns over the next fifty-two weeks or so. So Again, not saying that could happen, but it's encouraging to know, just given that it is such a volatile asset class. I did want to, as we did last time, kind of pivot quickly here a bit and discuss the gold miners. true to form, they've been demonstrating their leverage to the underlying metal height and volatility. So they're down around, I think on average 40% maybe oS their their March highs. probably frustrating for some of the investors that we're starting to see such encouraging signs from the miners over the last year. I don't think that's probably necessarily changed our views with respects to the real opportunity that these miners oSer, just given you know, their their strong margins and the potential for a price rebound or stabilization in gold prices. am I correct in saying that, Ima, or how are you how are you thinking about the miners right now? No, you're absolutely right, Andrew. You know, I hate to repeat myself in these webinars, but you're right. Nothing has really changed in my view. I think, you know, like David said, people treat gold diSerently as an asset class. And I I I feel like that's it's the same for the miners. People love to hate the miners and and it's easy to pick

Gold's Pullback and the Opportunities Ahead Kendall (21:16.722) specific periods where you can pinpoint that how you know terrible an investment they can be. But back to Axel's and David's point, we take a long term view. And I think, you know, you all all of you made the point that let's not forget this, you know, the miners are coming back from delivering a over a hundred percent, over a hundred and fifty percent return in twenty twenty five. So within the the longer time frame, it's this the stocks have actually, you know, been really good to have in a portfolio. And so we, you know, I said I don't want to read myself this slide. I think it's the same slide we showed last time we took some price gold price references there out. But we i if you think about this year, we've kind of been through all these scenarios. we went through the rising part at the beginning of the year and gold stocks did precisely what they're supposed to do, which is obviously outperformed the medal and show that leverage. We then had that that pullback, which again I think similar to my colleagues, we weren't surprised to see. After a lot of speculative buying of gold, we we were expecting a pullback. And if you look at the stocks performance actually, up until about mid-June. they held strongly. Just as we had anticipated during a pullback period, where up until I think I was looking at the number June sixteenth or sub year to date, the stocks were outperforming the metal. our active pick stocks were well outperforming the metal. So this resilience that we highlighted at the beginning of the year. where in a pullback these stocks could actually hold their own actually was was the case up until mid-June and then after that this next wave when gold started to trade just below 4000 for a couple of days I think psychologically that was what really then brought some of this underperformance that we've had in this last couple of months and of course here we sit with gold down seven so percent and the stocks down more than that Kendall (23:37.976)

Gold's Pullback and the Opportunities Ahead about fifty double that, exhibiting that underperformance that we expect in a downward price environment. And now we might be entering the the the middle part of this chart where goal is sort of finding a range around 4,000. And so this possible outperformance that we highlight in this slide where stocks might still be able to to show strength and potentially outperform the metal in environment where gold stays rage bound, I I think it's it's still possible given the strong fundamentals. And I think the the next slide, you know, we is something that we've also seen. But, you know, we I've said it before, I'll say it again, gold doesn't need well gold stocks only need 5,000 or certainly not 5500 gold. The margins are are so wide and so strong that a 4,000 range bound price environment for this miners, it's it's a it's a very beneficial environment. If we look at what is happening so far this year compared to last year, I think Colt averaged about 30, let's call it 3500 in 2025. It's averaged so far about 4600 this year. So even with some cost Escalation on the producing cost production side, clearly margins have expanded. And what you're going to see as we enter this earnings season, which by the way, Newmont mining is kicking oS on Thursday, on July 23rd, it's downward revisions, right? Clearly, we had a stronger gold price environment, a gold average gold price in Q1 relative to Q2. So Earnings are not gonna be as strong. Cash flow generation is not gonna be as strong because gold prices came down a bit. But yet this this this results are g are gonna be very strong in an environment where gold it's average, you know, averaging over a thousand dollars more than it did last year. So the the headlines might be earnings are dropping relative to the previous quarter, but still historically. Kendall (25:57.374) the best margins and the record levels of cash flow generation for this sector. Again, with this slide highlighting the resilience to even lower gold prices from here. The stocks, just for reference and to put things in perspective, we estimate that at current stock prices, they're discounting roughly about $3,500, maybe $3,400 gold compared to a spot price of $4,000.

Gold's Pullback and the Opportunities Ahead So that resilience that I'm talking about comes from the fact that, you know, the the gold price could even go lower and these stocks would still historically, and I think that's the next chart that you can show Andres, they still look very cheap. Yes, they re-rated a little last year after very strong performance along with the gold price, but they are on historical basis, still very cheap. you know. 50% still discount to previous multiples in an environment with, like we've been saying, they're in the fundamentally the strongest they've ever been. So we we think the market's it's very obsessed right now with the rates. You know, what's the Fed gonna do? What does that mean for gold as a non yielding asset? And so we'd like to remind rem remind the the markets that gold stocks are yielding. They do produce income, they do generate cash flow, they do pay dividends, and in this gold price environment, they're doing that at historically record level. So at some point I think that that delivery through the gold price cycles cycles that I think the miners are going to demonstrate in the next few quarters and hopefully the rest of this year should warrant a re-rating for this sector, Andrew. Yeah, and you know valuations attractive relative to to gold prices as well as just their cell and themselves, right? and and that maybe what warrants the re rating as well as just Kendall (28:17.014) If you look at 15-year valuation multiples kind of at the low end right now on an EVEBITA and price to cash flow basis, I think we want to get one comment, Ema on on the royalty and streaming companies. a pivot common among most investors when they're concerned about gold price direction is is to these royalty companies and streamers, just given that they don't maintain as much exposure to the underlying operations and they're less impacted by inflation. How are you thinking about the the royalty in streamer companies right now? Yeah. No, it's a great point. you know, I always when we're you know, especially in an environment like

Gold's Pullback and the Opportunities Ahead today's, I think investors need to seriously consider a gold minor allocation along with a gold the medal. and when I d say consider a gold miners allocation, I always, you know tell investors to try to do that through a basket approach. Whereas an index or an active fund, don't try to pick stocks because that's that's not that's pretty risky. And so when I think of you know sort of a royalty and a streaming company, they they're a great vehicle because they do precisely that. They're they have interest in you know sometimes hundreds. of projects and operations. So they've done the diversification part for you. So if you if you wanted to pick one stock or several stocks to to own, that would probably be the the best ones to pick because they are doing the diversification for you. A, and then B in an environment where we're starting to get worried about cost inflation, inflation more broadly, but potential cost inflation to the miners, they have that protection against cost inflation because they generally are not exposed to cost. They're they own a portion of the revenue, so they're linked to the gold price, but they don't have as much exposure to the cost side. So they are a natural hedge against inflation threats. I've always talked about royalty companies, royalty and streaming company companies, and it's a pretty small sector as a hybrid. They are sort of the perfect hybrid between miners Kendall (30:44.704) and Boolean. They give you a sort of middle ground. And so we use them in the active strategies to hatch some of our higher leverage and higher risk exposures, such as junior developers. And in this environment, they they've done that successfully. Maybe just quickly, two wanted to touch on MA activity, Axel, the last time that you were on, you were talking a lot about the the excitement around that potentially re-emerging in the space. Are you seeing that happen right now? Are there any other things you're looking at with respects to the gold miners themselves? Yes, there continues to be significant activity in the kind of the lower tier, lots of corporate transactions happening even with these these volatile transactions. And Ima maybe you can confirm that when when I look at

Gold's Pullback and the Opportunities Ahead Corporate presentations by the miners, I see a lot more generalists participating. And the one thing to think about in the mining space, there's a active management is somewhat dead. Everybody invests in ETFs. Yet there's a lot of things happening in the mining space, and the dispersion of returns is substantial. Also, the space is very small compared to other sectors. And so when you see generalist investors having a look at at miners more broadly, that can have a huge impact when they move. And so they obviously, like anybody else, is looking at this volatility and might be taking a a step back. But I wouldn't be surprised the next wave up, they they might well step in there. And historically, when there is an upward move, it tends to go first to the the larger producers and and then then go to the smaller ones. But I wouldn't be surprised if I see some sort of broadening in that space. So I'm I'm giving a positive spin here because I I just to reiterate what what ema said on on the valuations, despite the rather substantial returns that were there on the upside, they were cheap, those miners. The market never took the the over five thousand dollar gold into account in valuing many of these miners. Kendall (33:08.704) And so of course when the price of gold goes down, that's a headwind to the miners. But the valuations in a historic basis of given the profitability, even with additional cost pressures, I I would fully agree with Ima, there's there's substantial value in them. And and so the the other thing I think I may have mentioned that last time in the webinar is that if you look at the competition that miners have, Well, AI is one of the competitions. But AI is huge investments for uncertain profitability. And mining is capital intensive, but the profitability is there. And so investors are looking at that and and I think these days it's no longer in the old days people invested in software that hey With very little capital, you have infinite returns because it's infinitely scalable. That's not the world we live in these days. And so I do think miners are a very, very attractive

Gold's Pullback and the Opportunities Ahead proposition here to to many investors, at least to to look at, because it it it provides a risk return profile that I think is quite attractive, even if the price of gold were further under pressure. Yeah, and I to to your point, Axel, I think that's one of the biggest opportunities here for the miners. It's Just a very, very small rotation from AI or tech stocks, which is a huge sector, just a very small percentage shift into the miners, to the gold miners to your point, such a small sector has large ramifications for the prices of these companies, the stock prices of these companies. And I think that's probably one of the more bullish arguments for for the gold miners today. And and to link one more thing to AI, we talked about a lot about the supply shock and my god, how how bad the war in Iran is. But if one takes a skeptical view of AI, a lot of debt has driven that expansion. And let there be a bust. And I don't know whether Venek has a view on that. Let it be in a month or let it be in five years. But if you want to hedge that risk, well, when there's a bust, because it's been debt driven the growth. Kendall (35:27.016) Odds are very high that the Federal Reserve has to react to that. And it's that sort of easing that helps miners. I can't put timing on that, but a big chunk of the gold and gold miner investor is the diversification investor. And there it does it matters less as to whether the bust will happen, but whether there's a risk that a bust will happen. And if investors think there's a risk of something happening, then you might want to take it into account before that risk actually materializes. Well, I think that's a good opportunity to pivot here. We've kind of landed right in David's wheelhouse, which is is talking about allocation. so we want to approach this conversation from an allocation perspective as well. Obviously get the views of David as as head of multi asset solutions. So you know, David, you've mentioned in the past, you know, how diSerent regimes favor diSerent asset classes. Gold tends to kind of benefit from the lower growth higher inflation environment.

Gold's Pullback and the Opportunities Ahead inflation often comes in waves. does this seem like a potential setup right now here for for gold? Does it seem like an ideal time to to get invested or should invest you know should investors already be in the space? Yeah, so so my role in this webinar today is to talk about asset allocation and how we allocate to gold. We use gold everywhere. I couldn't imagine an asset class. That would provide more benefits from a diversification perspective. Axel hit on this a little bit before. gold's a second top performing asset. You know, you take equities, global equities generated an annualized return quite around 10%. Then you've got gold at an 8% return. And the beautiful thing about gold is that it historically performs the best when you need it most when equities and fixed income are in drawdown. That's that's asset allocation, Nirvana. Right. Yeah. I reach into my toolbox as an asset allocator. That's one of the first tools I grab because it provides so much. You know, we we've run really two styles of of models or funds. Total portfolio solutions, the things like our wealth builder suite. We use gold exactly for that reason for as an asset allocation tool. And then we use what we call portfolio enhancement models or funds, things like the real asset strategy. And we use gold as a core anchor within our real asset bucket. Now, if you're a an investor of sixty forty. Kendall (37:51.564) You don't allocate to diversified real assets. We would strongly encourage people to allocate at least up to 10% to diversified real assets. And we want to see a significant portion of that within gold. And what you're seeing here is the diSerent market regimes. When building asset allocations, the idea is really simple. You want to provide an asset allocation that's going to provide durability across economic regimes. That that doesn't mean the regime that you're calling for, hope for, or want to have really the idea that anything can happen at any time. And you need a hedge and you need a position within your portfolio that can provide stability. And that's gold's core purpose from our perspective. So what this is just showing is the diSerent asset asset allocation regimes and how gold fits as an anchor within your portfolio.

Gold's Pullback and the Opportunities Ahead Kendall (38:38.818) This is a simple inflation chart. Axel was hitting on this a little bit before. I'm just gonna push this idea a little bit further. We've studied a lot on inflation. We've written in papers on inflation. And when you study inflation for long enough, you come to a c a a couple really direct observations. The first is that inflation regimes tend to last a long time. That's why it's so important ever to get in one. The second is that they present waves and you get these pockets of inflation, pocket of disinflation. What's going on in Iran right now that's causing inflationary spark? But for this to magnify and actually turn into what we consider a secondary wave, now a wave would be similar to what you saw in 2022. For that to happen, you would generally expect a monetary response. So you the constraint pushing up inflation, you've seen a rise in inflation. But for to see it actually continue and push harder to materialize into a secondary wave, you would generally see a monetary response where the where central banks look to protect growth through easing. Now We don't think that's likely gonna happen right now. But eventually, if you go over time, do you think to yourself, is the debasement idea over? Is the debasement theme over? Well, for that answer, I would simply say, do you think that there's gonna be more or less public debt in the next year, three years out or five years from now? And and I think most people are gonna come to the conclusion that there probably is. Or you're gonna say, I'm unsure. But unless you say no and you stand by that, you know that a hundred percent certain, then you should own gold in your portfolio. Kendall (40:10.732) I think sorry. No, I just what were you gonna say, Andrew? No, no, I was just gonna jump in and and and and have you talk a little bit about how a portfolio allocation plays out in your real assets portfolio right now. this goal. Yeah, this is our real asset ETF, and this has been popular. And the reason why it's been popular is because real asset investing can be pretty complex. And getting it right is key. Now a lot of people

Gold's Pullback and the Opportunities Ahead will get the decision right that they understand they need to allocate to real assets. But if you go implement it too narrow, then there's a high likelihood that you get the experience that you weren't hoping for. So we tried to make it really simple with eSectively one real asset solution that can provide the core benefits of real asset investing. Core benefits are are exposure to global growth as as during these economic expansions, the core building blocks of society are historically speaking, currently real asset investing, income producing real assets to provide to to provide resilience within your portfolio, diSerentiated sorts of yield, and then you get to capital preservation. That's where you get gold from. So Axel was hitting on AI a little bit. We're building out the new world. And then the the path towards building out the new world is through real assets. But then you're stuck with a very simple, very direct problem, which is how are you going to pay for it? And the pay the how are you going to pay for it, at least in our view, is going to come from debasement. The idea that you're going to have to print to substantiate this huge deficits. So for us, gold is a core anchor within a portfolio. You could see here, so you see the 18.8% allocation of gold bullying, the 2.9% from the gold equities. But I also want to point out that commodity allocation, which is 21%. And almost 20% out of that is in gold as is in gold is gold futures as well. So if I arrogate that up, I'm about 25% in gold exposure right now within this real asset solution. And we've been as high as a third. So for us, gold is an anchor for a diversified real asset portfolio, but it's a core exposure for a diversified portfolio. Kendall (42:20.11) All right. I think in terms of timing here, we do want to try and save a little bit of time for QA. So what I'll do is just always looking for an opportunity to lead investors to water, so to speak. So quick second on some of the fund oSerings here at VANEC, and then we'll we'll open it to QA. if you're looking for sort of strict access to physical gold, you want that pure expression of gold beta.

Gold's Pullback and the Opportunities Ahead with the optionality for for physical deliverability, you have the Van Eck Merck Gold ETF ticker ounce, O UN Z, oSered an extremely compelling 25 basis point expense ratio. If you're looking for access to the miners and an actively managed mutual fund wrapper, EMUS fund the International Investors Gold Fund, INIVX, one of the longest operating funds in the gold mining space. give you the leverage to rise in gold prices and access to the full market cap spectrum. And Finally, set it and forget it, exposure to real assets that David was just discussing with a quantitative approach to real assets allocation, VANEC real assets, ETF, ticker RAX, diversified real assets exposure, cross-growth-oriented, income generating, capital preservation assets, including that sizable allocation of gold. So I did want to leave some time for QA because we have had a few questions come in. and I'll open it to everybody here. So one of the things folks have asked about is the rising price of oil putting putting pressure on gold. I think we could probably extend that question to also include cost inflation for the miners as well, which we did speak a little bit about. But maybe just you know, Axel Ema, if you guys have viewpoints on on oil prices and and their impact on on you know, coal bullion plus the miners as well. Well, if I can just jump in first here. I I think the correlation of the price of gold to oil or the inverse correlation is more coincidental than anything else. i it's been the supply shock that caused real interest rates to go higher. And so that that that correlation will break down and we've seen indications of that. Kendall (44:41.442) Now the other side of that spectrum of course is yes, mining is energy intensive and there are diSerent numbers as to how much energy is part of getting the gold out of the ground. And the the diSerence in the numbers is mostly whether you take the pure energy contribution or if you apply it to just about any input cost because any other input again uses energy. And and so it does have an impact. the good news is that even places like Australia, there is access to diesel. but yes, it's an uncertainty and it's it's one of the the cost pressure points. But Ima, you might want to

Gold's Pullback and the Opportunities Ahead expand on on that. Yeah, it's it's a common question we've been getting s ever since this whole war began with Iran and the supply shock to oil. there's like Axel said, there's obviously sensitivity there. and mining is a pretty energy intensive process. it it varies, also like Axel pointed out, it varies very much across producers. It depends whether, you know, if you're counting the your energy that you use, your electricity, where is it derived? Is it hydro, is it thermal, is it solar? so there is those sensitivities, those companies that are draw their electricity from renewable sources obviously are are protected here. And then there is also the type of mining you do. Are you underground? Are you open pit? That also varies how much fuel you you use and and so it it varies across the sector, but I think sort of good rule of thumb average for the sector it's somewhere around 20% or so of your costs are exposed to the fuel price. Of setting temporary pressures on the cost of fuel and oil are hedging programs, which a lot of these miners have in place for as long as six to twelve months. So even though we have seen higher fuel prices here, we'll this company's mine not yet. Kendall (47:00.054) reflect those higher prices because they do have these hedging and these contracts in place. The more prolonged obviously the these this shock then the the more we'll see cost be impacted as a result but overall it's not quite as sensitive as many my guess to fuel and so far you know companies have only reported, you know, to put things in in perspective, 10 to 50 to perhaps maybe $100 per ounce. Even if we go to the high end to a you know $150 or $200 per ounce impact, which is kind of more extreme, still, you know, within, you know, not not as bad as it as it sounds when we're considering over a thousand you know, dollars per ounce margins here in the sector.

Gold's Pullback and the Opportunities Ahead Another couple of questions here on silver as well. We you know know that it has an industrial component, so there's a little bit diSerent element to the supply demand fundamentals for that particular metal, but obviously very you know consistent in terms of its price action relative to gold. What are you guys thinking about when it comes to silver these days? Kendall (48:33.426) sure, I can start or whoever. I'll I'll just add my two cents real quick. I was actually looking at the goal at silver price today because silver's up today, about almost two percent, and gold is flat. So there are clearly some diSerences on how these commodities trade. But like you said, Andrew, I usually tend to think of silver as I think of gold, with the only diSerence being that it is an industrial metal and as such expectations of growth, economic growth, go global economic growth and the impact that it will have in solar panels or other things that use silver does can have an impact because it is a large component of silver demand. David, question here specifically for you on what percentage of the portfolio would you recommend for an allocation of gold for someone over 60 years old? For an all in portfolio, so I want to be careful ri risk tolerance specific. So from a 6040, our neutral allocation would be about 10% to diversified real assets. Now we really like to see the gold allocation to be somewhere up to around five percent. So call it three to five percent for t total portfolio. Now, if it's a more conservative investor. Instead of 60% equities, they might be at 20% equities. But this is really a risk tolerance specific thing that has to do with more more than just age. So if it was an eighty, twenty, so eighty percent fixed income, twenty percent equities, in that scenario, it's less real assets. So instead of ten percent of real assets, we're we're at call it seven and a half percent to diversify real assets. And in that scenario,

Gold's Pullback and the Opportunities Ahead Kendall (50:31.937) The gold allocation would eSectively remain the same. So let's call it three to five percent. It would be it would just have less cyclical real assets associated associated with it. All right. another question here on China and July twenty-fourth in particular. I I had to look this up to be honest because I didn't really know what this was in reference to, but it looks like China is banning speculative purchases of gold, paper gold, if that's correct. I'm I'm not a hundred percent sure, but if Emar or Axley you guys have comments on outlook with respects To that. Let me make a general comment on that. One of the reasons why the Chinese pile into any one asset is because the capital markets are not as well developed and they don't have so many investment opportunities. So when there is something that comes up, then you see a lot of people pile into it, which of course at the tail end can similarly create volatility on the way out. With regard to the specific restrictions, one of the reasons why China somehow works is because most of these restrictions are not very eSective. the Soviet Union broke down because the restrictions were eSective. In China, enforcing rules is more diSicult and and it somehow works anyway, because they find a way around these rules. I'll I'll just leave it at that general comment. Yeah, I think China, you know, like Axel said, clearly investors Gold is a top choice. And that's what we've seen. Even in this year, Asian demand has physical demand has remained strong. I think what we're seeing from the government is, and it goes back to David's the basement trade. The government's committed to diversifying their reserves, as you know, evidenced by what they're doing with the central bank's reserves. And there are a number of other measures that they've put in place. Kendall (52:36.3) that make it very clear that they want to accumulate gold and drive investment, the right investment in gold. So I'm not s s sure exactly what this upcoming regulation is, but it's not

Gold's Pullback and the Opportunities Ahead surprising that the Chinese government is intervening to sort of re establish or reaSirm their their commitment to gold as an asset class. Kendall (53:09.046) Right. I guess maybe just any other final comments you guys would like to make before we we we wrap it up here today? Just a brief comment on the debasement trade. I don't I can't name the politicians that are currently emphasizing fiscal discipline and actually pursuing things. So debasement is the easy way out. And conversely, the Federal Reserve they want I say they, the new Fed share, if I'm not mistaken, would love to see growth outpace economic growth outpace the growth in debt. Now, they may not have a choice to implement that policy if we if we have continued supply shock sort of things. But all of this in the medium term to me supports the long-term case for gold. And I do have a confession to make that my gold and gold mining allocation is greater than what David is recommending. but it's a it's a question of risk tolerance and I certainly am not gonna impose that on anybody else. Kendall (54:19.968) Mike going second? We gonna give Nima the last word? Is that what we're gonna do? Sure. All right. I'll continue. I'll continue with what Axel said. So the new Fed chair, Warsh, is coming out with very, very bold statements, things like they have very little tolerance for inflation. Their personal tolerance and the state of aSairs vis a vis the conditions that they're facing right are are two very, very separate things. So what they want to do is without a doubt. be very hawkish and push down inflation. What they can do is something very, very diSerent. We're in a world of big debts, big deficit spending. And the central bank at the end of the day, just like other previous central banks, is going to have to accommodate and adjust to the regime that we're in. At the end of the day, civilizations that have been faced with the same hurdles historically have pushed the debasement button. Why? Because it's

Gold's Pullback and the Opportunities Ahead the easiest option when you're faced with these tasks. So for investors, think about their oil in asset allocation, having debasement Protection within their portfolio is absolutely essential. Absolutely essential. And when you start to think about other asset classes and how they're negatively impacted by the risks that materialize from debasement, that really speaks to having an allocation of gold. Now, that doesn't mean you have to have a view directly on what's going to happen next, but simply acknowledging that these are risks out there is enough to to warrant an allocation within your portfolio. So everybody should have some gold. Kendall (55:50.036) I final comments. I don't need the last word, but I'll take it. I just think I and it goes, you know, hand in hand with what David just finished with. I encourage investors to take a minute here. I think gold is very misunderstood. Gold is very complex. It's tied to everything. Like Axel said, the drivers change, the correlations change constantly. And that sort of nature along with the increased volatility today can you know intimidate investors. So my last word is to do not let that distract you or intimidate you. Take a hard look at how gold historically has performed take a long term view when it comes to gold. assess your exposure in your portfolio. And when you do that, and if you do decide that gold deserves an allocation, which we think it it does, then also consider the miners which today look attractive relative to the metal. Great. Okay. Well, thanks again for joining us, everybody. We really appreciate you taking the time to jump on, listen to the panel of experts that we have here. Of course, we always appreciate your feedback. encourage you to reach out to us at infovatbanac.com with any comments that you guys have. also encourage you to circle back and check out the website at some point, banac.com. you can find a replay of today's webinar, copy of today's presentation. of course, we also have

Gold's Pullback and the Opportunities Ahead host of other content on there on gold miners, resource equities, commodities, including Ema's monthly commentaries. So you can subscribe for her content there and other notifications of upcoming webinars. So check that out if you haven't. Again, thanks to everybody. Have a great day. *** The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.